LONMIN PLC
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100

02060591

2 December 2002

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

RECEIVED
DEC 11 2002
SEC MAIL PROCESSING SECTION WASH. D.C.
181

LONMIN

SUPPL

Dear Sirs

Rule 12g 3-2 Exception. Registration No. 82. 191 Lonmin Plc (formerly known as Lonrho Plc)

In accordance with rule 12g3-2(a)(2)(b)91)A(i)(ii) I enclose hereto copies of the Company's recent Press and News Releases' which has recently been distributed to its security holders.

Yours faithfully

T Heritage

Teresa Heritage
Assistant Company Secretary

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

dlw 12/18

News Release Issued By Lonmin Plc on Thursday 21 November 2002

The Board of Lonmin Plc is pleased to announce :-

1) Peter Ledger has today been appointed as an Executive Director of the Company.

Mr Ledger, 53, who is resident in South Africa, is a mining engineer and Managing Director of Lonmin Platinum, which position he has held since 2000. He was Operations Director from 1997 having joined the Lonmin Group in 1988.

2) Roger Phillimore, who has been a non-Executive Director since 1997, has today been appointed Deputy Chairman.
Sir Alastair Morton, who has been a non-Executive Director since 1998, has today been appointed the Senior Independent Director.

3) Mr Ledger has not been a director of any other publicly quoted company in the five years preceding this appointment and there are no matters relating to him which are required to be disclosed by Lonmin in compliance with the obligations referred to in Paragraph 6F2(b) - (g) of the Listing Rules of the UK Listing Authority.

News Release Issued By Lonmin Plc on Wednesday 27 November 2002

Final Dividend for 2002 - Payment Details

Final Dividend for the year to 30 September 2002, payable on 17 February 2003

Final Dividend Timetable

The Board of Lonmin Plc has recommended a final dividend for the year ended 30 September 2002 of 42 cents per share.

The dividend timetable is as follows :-

Last day to trade cum div
SA Friday 17 January 2003
UK Tuesday 21 January 2003

Ex div date
SA Monday 20 January 2003
UK Wednesday 22 January 2003

Dividend record date
Friday 24 January 2003

Last day for receipt of new applications to participate in Dividend Reinvestment Plan
1700 hrs Monday 3 February 2003

Dividend payment date
Monday 17 February 2003

The South African branch register will be closed for the purposes of dematerialisation, rematerialisation and transfers to and from the UK register from Monday 20 January 2003 to Friday 24 January 2003, both dates inclusive.

The dividend will be paid :-

1) In Sterling to UK shareholders (unless they elect to receive US dollar dividends) calculated at the US dollar to sterling exchange rate on Friday 24 January 2003

2) In Rand to shareholders on the SA branch register calculated at the Rand to US dollar exchange rate on Friday 10 January 2003 and

3) In dollars to all other shareholders (unless they elect to receive Sterling dividends or have mandated their dividends to a UK bank).

Elections to receive an alternative currency (dollars or sterling) should comprise a signed request to Lloyds TSB Registrars to be received by 1700 hours on Friday 17 January 2003.

Enquiries

NEWS RELEASE

ISSUED BY LONMIN PLC
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL +44 (0)20 7201 6000 FAX +44 (0)20 7201 6100

LONMIN

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2002

	Financial Highlights	Year to 30 September 2002	Year to 30 September 2001
	PROFITS		
(i)	EBITDA	**$372m**	$541m
	Operating profit	**$331m**	$490m
	Profit before tax	**$332m**	$523m
	Earnings per share	**121.5c**	153.7c
(ii)	Dividends per share	**72.0c**	64.0c
	CASH FLOW		
	Trading cash flow per share	**118.9c**	242.9c
	Free cash flow per share	**(4.6)c**	129.0c
	BALANCE SHEET		
	Equity interests	**$675m**	$1,077m
	Net (borrowings)/cash and deposits	**$(155)m**	$523m
(iii)	Gearing	**23%**	nil

Commenting on the results, Edward Haslam said:

"The Group has enjoyed another good year both operationally and financially. Current trading is in line with the Board's expectations and the platinum market outlook for the coming year remains strong."

NOTES ON HIGHLIGHTS

(i) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
(ii) The Board recommends a final dividend of 42 cents per share payable on 17 February 2003 to shareholders on the registers on 24 January 2003.
(iii) Gearing is calculated on the equity interests of the Group.

Press enquiries: Anthony Cardew/Jackie Range, Cardew Chancery – +44 (0)20 7930 0777
This press release is available on http://www.lonmin.com

Chairman's statement

I am pleased to present the report and accounts for the year to 30th September 2002, which has been a year of steady progress across the Company.

Our results are, as always, dominated by our platinum group metal mining activities in South Africa. I commented last year that platinum group metal prices had reached levels that were probably unsustainable and this proved to be the case. The more restrained earnings reported for the year just ended reflect lower platinum group metal prices.

The Chief Executive's statement deals in considerable detail with operational matters and I shall, therefore, confine my comments to matters of strategic import.

The most important development in the year just ended was the introduction by the Ministry of Minerals and Energy in South Africa of a new framework for the conduct of mining activities in South Africa – conventionally known as the Black Economic Empowerment Charter, or "BEE". This is designed to redress the economic inequalities and lack of opportunity for the many, that have characterised South Africa for so many years. We are wholly in sympathy with this initiative and believe that it will in the fullness of time ensure that South Africa remains a stable and welcoming home for international investment, which will be good for us as a major investor in South Africa. This is crucial to the future of Lonmin as South Africa currently accounts for substantially all of our earnings and where we are embarked upon a major capital expenditure programme designed to take our annual production of platinum group metals to two million ounces.

This BEE programme is receiving a great deal of attention from the Board and management at every level. The Board has established a Standing Committee, with executive and non-executive membership under the Chairmanship of Roger Phillimore, to oversee the process. We are well advanced in developing plans to ensure full and timely compliance with the new regime through to the issuance of so-called "New Order" mining licences covering all our existing and prospective activities.

We are in regular contact with the authorities from the highest level down in formulating and refining our response to the new requirements. As a condition of the grant of New Order mining licences we will be required to make available equity in our operations to Historically Disadvantaged South Africans. We are in active discussion with a small number of potential investor groups, while also examining the potential for a broader participation by the South African qualifying investor public. We are also, of course, maintaining a constructive dialogue with Impala, our co-shareholder in Lonplats.

We will also have to demonstrate to the authorities that we have taken or are committed to measures designed to increase the representation of Historically Disadvantaged South Africans at all levels within the company, to extend our training and education programmes and to protect the environment in and around the mines and the communities in which they operate. We will have to address our procurement arrangements and explore the possibilities that may exist for the beneficiation of our end product in South Africa.

We are well into the process and I am pleased to say are independently advised that the Company is already well advanced towards compliance with the new expected requirements in most areas. We believe that it will be possible for us to demonstrate full compliance and that this will not have a material adverse on-going impact upon our finances.

It is our objective to have reached agreement with the authorities probably in the second quarter of 2003. Shareholders will, of course, be kept fully informed of developments.

As a result of some early rumours that the measures would be much further reaching and more Draconian than they appear to be, shares of all groups with significant exposure to South African mining have been extremely volatile and substantial value has been eroded. It is essential, if confidence in South Africa is to be restored in the international investment community, that it is made clear that this is a one-time exercise rather than one that will be repeated from time to time in future. That could only lead to a permanent erosion of confidence and a drying up of foreign investment flows with all the implications that would have for South Africa. The mining industry needs a legal and regulatory environment, which is predictable and stable, if it is to make a full contribution to the future of South Africa.

We have been busy as well on other fronts. Shortly after the year-end we announced the sale of our residual gold mining assets in Zimbabwe, recovering substantially all of their book value of $16 million.

Earlier in 2002 we participated in a recapitalisation of Ashanti, the Ghanaian gold mining company in which we owned a 32% interest and in which our partner is the Government of Ghana. This was to effect a reconstruction of the balance sheet and finances of Ashanti that had been severely impacted by the financial difficulties arising from its hedge book difficulties some two years earlier. Our commitment of $75 million of new money to Ashanti should not be taken to indicate any change of strategy on our part. Lonmin remains committed to its development as a focused producer of platinum group metals. We believe that the terms of a refinancing plan earlier proposed by the Board of Ashanti were unnecessarily dilutive of the interests of its shareholders and transferred too much value to Ashanti's convertible debt holders and bullion counterparties away from Ashanti's long standing shareholders. As a result Ashanti is a better company with a more secure balance sheet and improved prospects that are already coming through in its financial results. We are under no financial pressure whatsoever to divest our shareholding in Ashanti, but it is not a strategic asset and it is our intention to exit this investment.

We are committed to minimising our cost of capital and running an efficient balance sheet consistent with our capital expenditure programme and the volatility of the metals that we produce. The Board keeps the efficiency of the balance sheet and cost of capital under constant review and plans to introduce a conservative measure of long-term leverage into the balance sheet. In this context we bought in shares at a cost of $128 million and returned a further $360 million to our shareholders in February 2002 through a Court approved scheme.

Peter Harper, who had served the Company for three successive three-year terms latterly as Deputy Chairman and Chairman of the Audit Committee, has retired. We thank him for his input and contribution through some turbulent years as the Company was transformed from a sprawling conglomerate to a focused mining company. Roger Phillimore, who has been a Board member for 5 years succeeded him as Deputy Chairman while Sir Alastair Morton took over the Chairmanship of the Audit Committee and was nominated Senior Independent Director. The executive representation on the Board has been further strengthened by the appointment shortly after the year-end, of Peter Ledger, whose considerable mining experience will be a valuable asset.

I should like to extend the thanks of the full Board to our entire management and workforce.

Sir John Craven
Chairman

Chief Executive's statement

In its second year as a pure Platinum Group metal miner, Lonmin has consolidated its reputation for low cost mining and further demonstrated its ability to deliver against a stated strategy.

During the year under review, ore milled, for the second year in a row, hit an all time record high quantity of 11.3 m.t. This resulted in a refined metal production of 757,451 tr. oz of platinum, an increase of approximately six percent over the previous year and ahead of our published expansion target. Total pgm and gold production was 1,467,525 tr. oz. and the cash cost per ounce excluding royalties fell year on year by around fifteen percent to $168.

There was an overall reduction in the basket of metals' average price of twenty-seven percent year on year, but we were still able to achieve operating margins of around fifty-five percent and earnings per share of 121.5 cents.

All expansion and replacement projects proceeded satisfactorily during the year. The new smelter, following some earlier commissioning problems, produced its first matte during March. It has since exceeded operating expectations, drawing down considerable quantities of the back-log of metal contained in concentrates, reverts, slags and tailings. The three pyromet furnaces replaced by the new smelter came off-line in August. We anticipate further smelting cost savings as a result and a continuing draw down of backlog materials during the coming year. We will take advantage of our additional smelting capacity, where possible, to introduce new business activities.

The vertical shafts at Karee and Eastern Platinum are both progressing to plan and commissioning is expected in 2007 and 2008 respectively. The two new 120,000 tpm concentrators completed commissioning and commenced operations shortly after the year-end. They will be used to concentrate opencast ore until they assume their designated roles at the Karee No 4 shaft and the Pandora J.V. respectively. At year-end we had an opencast stockpile of just over 1 million tonnes, which, together with new opencast production, will keep both concentrators operating at full capacity during the coming year. This, together with ongoing underground production gives us confidence in our ability to maintain our published expansion profile and reach the 870,000 tr. oz Pt production figure forecast for the coming year.

The Pandora joint venture has now received approval from the South African Competitions Board. Empowerment criteria are well in hand and we expect to finalise the processing of the mining authorisation soon. Operations will commence shortly thereafter.

Our safety record this year was a great disappointment to us, the more so after the encouraging improvements of the previous year. On a positive note, however, we are able to report that there were no underground fatalities associated with either falls of ground or scraping and rigging. These categories of accident have historically presented the greatest underground threat. Training programmes to promote heightened awareness, risk management and procedure compliance in these areas have proved effective. We will redouble our efforts to extend these skills to other areas with particular reference to the year's unusual number of non-mining incidents, which we should be able to eliminate totally.

Our record production of pgm's was delivered into strong markets. Platinum demand rose by some eight percent and exceeded the six million-ounce level for the first time ever. Only negative sentiment surrounding the world's economies had a depressing effect on prices.

There are two main drivers of future Platinum demand. The first is the automobile industry as diesel engines become subject to the ever-tightening emission control standards and new countries join the list of those already applying emission controls, and the second is the expected increase in jewellery demand particularly in China but also in Japan following the recent liquidations of stock.

As a result of these influences, the market outlook for Platinum supply and demand, remains strong and the consensus opinion supports a continuing balance, if not a small deficit, in supply for some time, underlining confidence in our expansion plans.

We have reconfirmed our commitment to a previously announced major capital investment in our South African operations over the ten-year period, ending 2010 but at the same time have taken full advantage of the strength of our balance sheet and the Company's international position, to move towards an active participation in the mining of pgm's outside South Africa.

Together with a Canadian mining junior we are exploring some twenty-one properties around the Sudbury Basin area. Our arrangements here provide for a minimum exploration spend of $4.5m over a two-year period. Results to date on certain of the properties are encouraging.

Work also continues on the feasibility study at the Panton Sill project in Western Australia and we have been sufficiently encouraged to underwrite a rights issue to raise approximately $1.5m to complete this study. Metallurgical test-work is underway which if successful will result in a new process for the PGM industry. A 10.6 million-ton resource at an average grade of 5.8 g/t pgm's plus gold or a total of 4.5 million ounces has already been delineated and we expect to complete a detailed feasibility study in early 2003.

More recently an exploration project in the Mibango area of Tanzania has been added to our international portfolio.

In order to maximise the use of our smelting capacity, we have initiated the procurement of a supply of spent autocatalysts with the intention of re-cycling the contained pgm's. On successful completion of a technical appraisal we expect a growing participation in this type of business. Recycling could make not only a valuable contribution to revenues but would also enable us to participate further in the global sustainability initiatives which will require an increasing re-cycling element of primary products.

In keeping with our declared pgm focus, we were able to complete just after year-end the outright sale of our Zimbabwean gold assets to a Black Empowerment South African Group and during the year we participated in the re-financing of Ashanti Goldfields, details of which are covered in the Chairman's statement.

In summary, the Group has enjoyed another good year both operationally and financially and the platinum market outlook for the coming year remains strong.

Finally I would like to echo the Chairman's acknowledgements and extend my own personal thanks and appreciation to all the employees whose efforts and loyalty have once again contributed to this solid performance.

Edward Haslam
Chief Executive

Financial Review

Introduction

During the year, the Company bought back 10.4 million shares at a cost of $128 million, returned capital of $361 million to shareholders (of which $1 million remained unclaimed at 30 September 2002) and redenominated its share capital from Sterling into US dollars. An investment of a further $75 million in Ashanti was also made.

Profit and loss account

Turnover decreased by 20% from $866 million in 2001 to $697 million in 2002 due to lower average PGM prices realised in the year despite a growth in output of 8%. Production costs were lower than last year due to a devaluation in the South African rand of 20% even though PGM ounces produced increased by 8% to 1,467,525 troy ounces from 1,357,301 troy ounces. EBITDA amounted to $372 million in 2002 compared with $541 million in 2001 and the reduction in depreciation of $12 million in 2002 to $39 million arose largely because 2001 included an impairment provision of $12 million on fixed assets held in Zimbabwe. Net interest receivable of $1 million in 2002 was lower than last year due to lower interest rates and borrowings arising in the Group following the capital return to shareholders in February 2002. The resulting profit before tax amounted to $332 million in 2002, a decrease of 37% on last year's profit before tax of $523 million.

The tax charge for 2002 was $75 million compared with $150 million in 2001. Offsetting the tax charge were US dollar exchange profits of $53 million in 2002 and $46 million in 2001. These arose due to the devaluation in the South African rand during the year resulting in payments in US dollar amounts being lower than the originally accrued amounts and the provision for deferred tax reducing accordingly. The weakening of the rand also gave rise to taxable realised exchange profits in the local South African rand books of account of $5 million (2001 - $6 million). These exchange profits arose primarily on sales where rand receipts were higher than those originally booked at the point of sale. Excluding the effects of the US dollar exchange profits and the locally taxable exchange gains, the effective tax rate was 37% in 2002 compared with 36% in 2001.

Minority interest for the 2002 year was $72 million compared with $99 million in 2001, the reduction due to lower profits in the platinum operations in South Africa and profit for the 2002 year fell by 32% to $185 million from $274 million in 2001. Earnings per share were 121.5 cents in 2002 based on a weighted average number of shares outstanding of 152 million compared with 153.7 cents for the prior year on a weighted average number of shares outstanding of 178 million.

In line with the policy outlined in the circular to shareholders on the return of capital dated 20 December 2001, dividend declarations are now based on the reported earnings for the year, but taking into account the projected cash requirements of the business. The traditional one-third/two-thirds split of the total dividend between interim and final declarations is no longer being followed.

The Board recommends a final dividend of 42.0 cents (2001 – 40.0 cents) making total dividends for the year of 72.0 cents (2001 – 64.0 cents). This represents a cover of 1.7 times on earnings (2001 – 2.4 times).

Balance sheet

Equity interests reduced from $1,077 million at 30 September 2001 to $675 million at 30 September 2002. The reduction in equity interests included the return of capital to shareholders which was approved by the Court in February 2002 of $361 million and share buybacks by the Company of 10 million shares at a cost of $123 million during October 2001 and 0.4 million shares at a cost of $5 million during August 2002. The retained profit for the year amounted to $84 million after interim and final dividends declared of $42 million and $59 million respectively. At 30 September 2002 there were 141 million $1 ordinary shares in issue.

Fixed assets include the subscription by the Company, during June 2002, for $75 million of mandatorily exchangeable notes in Ashanti. This additional investment in Ashanti was made to assist it in its financial restructuring plans and to protect against the dilution in the value of Lonmin's stake. Ashanti continues to be accounted for as a fixed asset investment.

Net borrowings at 30 September 2002 amounted to $155 million. Gearing was 23% on the equity interests of the Group and 18% on the equity and minority interests of the Group. A $355 million loan facility was negotiated during the year of which $130 million was drawn at 30 September 2002. The capital structure of the balance sheet remains under constant review with a view to optimising its efficiency.

Cash flow

	2002 $m	2001 $m
Net cash inflow from operating activities	**359**	525
Interest	**3**	17
Tax	**(181)**	(109)
Trading cash flow	**181**	433
Capital expenditure	**(152)**	(115)
Minority dividends	**(36)**	(88)
Free cash flow	**(7)**	230
Acquisitions and disposals	**-**	(6)
Other financial investment	**(78)**	(11)
Shares - issued	**3**	4
- bought back	**(128)**	(19)
Capital return	**(360)**	-
Equity dividends paid	**(109)**	(110)
Cash (outflow)/inflow	**(679)**	88
Trading cash flow per share	**118.9c**	242.9c
Free cash flow per share	**(4.6)c**	129.0c

Note: The difference between the opening net cash and deposits of $523 million and the closing net borrowings of $155 million was made up of the cash outflow shown above of $679 million and exchange on non-US dollar amounts of $1 million.

The table above summarises the main components of the cash flow during the year. Trading cash flow was $181 million during 2002, a 58% decrease on the trading cash flow of $433 million achieved during 2001. The decrease was largely due to the lower net cash inflow from operating activities of $359 million in 2002 as a consequence of lower commodity prices reducing profitability (2001 - $525 million). Corporation tax payments made in South Africa of $181 million were 66% higher than 2001 and included the payment of outstanding liabilities from 2001 together with payments on account of 2002 profits. The resulting trading cash flow per share was 118.9 cents compared with 242.9 cents for the prior period.

Capital expenditure of $152 million showed an increase of 32% on the prior period. This increase was somewhat offset by the depreciation of the South African rand during the year and expenditure stated in rand increased by 66% from R936 million to R1,558 million. Minority dividends paid totalled $36 million and the resulting free cash flow was a negative $7 million or (4.6) cents per share.

After accounting for amounts spent on other financial investment, shares issued and bought back, the capital return and dividends, the cash outflow for the year was $679 million resulting in net borrowings of $155 million at 30 September 2002.

John Robinson
Finance Director

Lonmin Plc

Consolidated profit and loss account
For the year ended 30 September

	Note	2002 $m	2001 $m
Turnover	1	**697**	866
EBITDA (ii)	1	**372**	541
Depreciation		**(39)**	(51)
Group operating profit		**333**	490
Share of associate's operating loss		**(2)**	-
Operating profit	1	**331**	490
Net interest receivable and similar items	2	**1**	33
Profit before taxation	1	**332**	523
Taxation	3	**(75)**	(150)
Profit after taxation		**257**	373
Minority interest		**(72)**	(99)
Profit for the year		**185**	274
Dividends	4	**(101)**	(110)
Retained profit for the year		**84**	164

Earnings per share	5	**121.5c**	153.7c
Diluted earnings per share	5	**121.0c**	152.4c
Dividends per share	4	**72.0c**	64.0c
Financial ratios			
Tax rate (iii)		**37%**	36%
Net debt to EBITDA		**0.4 times**	(1.0) times

Notes:
(i) The results for both years relate to continuing operations.
(ii) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
(iii) The tax rate has been calculated excluding exchange items as disclosed in note 3 on page 13.

Lonmin Plc

Consolidated balance sheet
As at 30 September

	2002 $m	2001 $m
Fixed assets		
Tangible assets	**887**	774
Investments:	**294**	223
Associate	**4**	6
Other investments	**290**	217
	1,181	997
Current assets		
Stocks	**41**	30
Debtors	**105**	99
Investments	**2**	1
Cash and short-term deposits	**34**	528
	182	658
Creditors: amounts falling due within one year	**(188)**	(254)
Net current (liabilities)/assets	**(6)**	404
Total assets less current liabilities	**1,175**	1,401
Creditors: amounts falling due after more than one year	**(135)**	(6)
Provisions for liabilities and charges	**(160)**	(150)
	880	1,245
Capital and reserves		
Called up share capital	**141**	258
Reserves	**534**	819
Equity interests	**675**	1,077
Minority equity interest	**205**	168
	880	1,245
Net (borrowings)/cash and deposits	**(155)**	523

Lonmin Plc

Consolidated cash flow statement
For the year ended 30 September

	Note	2002 $m	2001 $m
Net cash inflow from operating activities	6	**359**	525
Returns on investment and servicing of finance		**(33)**	(71)
Interest - received		**7**	26
- paid		**(4)**	(9)
Dividends paid to minorities		**(36)**	(88)
Taxation		**(181)**	(109)
Capital expenditure and financial investment		**(230)**	(126)
Acquisitions and disposals		**-**	(6)
Equity dividends paid		**(109)**	(110)
Net cash (outflow)/inflow before use of liquid resources and financing		**(194)**	103
Management of liquid resources		**433**	(98)
Financing		**(356)**	(17)
New long-term loans		**130**	-
Repayment of short-term loans		**(1)**	(2)
Issue of ordinary share capital		**3**	4
Share buybacks		**(128)**	(19)
Capital return		**(360)**	-
Decrease in cash in the year		**(117)**	(12)

Lonmin Plc

Statement of total consolidated recognised gains and losses
For the year ended 30 September

		2002 $m	2001 $m
Profit/(loss) for the year	- Group	**187**	274
	- Associate	**(2)**	-
Total consolidated recognised gains relating to the year		**185**	274

Consolidated historical cost profits
For the year ended 30 September

	2002 $m	2001 $m
Reported profit before taxation	**332**	523
Difference between an historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	**2**	2
Historical cost profit before taxation	**334**	525
Historical cost retained profit for the year	**86**	166

Reconciliation of movement in equity interests
For the year ended 30 September

	2002 $m	2001 $m
Total consolidated recognised gains relating to the year	**185**	274
Dividends	**(101)**	(110)
Retained profit for the year	**84**	164
Capital return	**(361)**	-
Share buybacks	**(128)**	(19)
Shares issued on exercise of share options	**3**	4
Other items	**-**	2
Net (decrease)/increase in equity interests in the year	**(402)**	151
Equity interests at 1 October	**1,077**	926
Equity interests at 30 September	**675**	1,077

Lonmin Plc

1 Segmental analysis

By business origin:

	2002				
	Turnover $m	**EBITDA $m**	**Operating profit $m**	**Profit before tax $m**	**Net operating assets $m**
Platinum	**638**	**387**	**348**	**346**	**799**
Gold	**59**	**6**	**6**	**6**	**292**
Exploration	**-**	**(10)**	**(12)**	**(12)**	**-**
Other	**-**	**(1)**	**(1)**	**(1)**	**-**
Corporate	**-**	**(10)**	**(10)**	**(7)**	**3**
	697	**372**	**331**	**332**	**1,094**
South Africa	**638**	**377**	**338**	**336**	**792**
Zimbabwe	**59**	**6**	**6**	**6**	**15**
Ghana	**-**	**-**	**-**	**-**	**277**
Europe	**-**	**9**	**9**	**9**	**(1)**
Australia	**-**	**(6)**	**(8)**	**(8)**	**5**
Canada	**-**	**(3)**	**(3)**	**(3)**	**-**
Asia and other	**-**	**(1)**	**(1)**	**(1)**	**3**
Corporate	**-**	**(10)**	**(10)**	**(7)**	**3**
	697	**372**	**331**	**332**	**1,094**

	2001				
	Turnover $m	EBITDA $m	Operating profit $m	Profit before tax $m	Net operating assets $m
Platinum	815	553	516	518	571
Gold	51	5	(9)	1	213
Exploration	-	(2)	(2)	(2)	-
Other	-	(4)	(4)	(4)	-
Corporate	-	(11)	(11)	10	5
	866	541	490	523	789
South Africa	815	539	502	504	559
Zimbabwe	51	5	(9)	1	13
Ghana	-	-	-	-	200
Europe	-	10	10	10	(1)
Australia	-	(2)	(2)	(2)	10
Asia and other	-	-	-	-	3
Corporate	-	(11)	(11)	10	5
	866	541	490	523	789

Net operating assets exclude net (borrowings)/cash and deposits and dividends.

Turnover by destination is analysed by geographical area below:

	2002 $m	2001 $m
The Americas	**219**	279
Asia	**199**	253
Europe	**124**	158
South Africa	**93**	120
Zimbabwe	**62**	56
	697	866

Lonmin Plc

2 Net interest receivable and similar items

	2002 $m	2001 $m
Interest payable:		
On bank loans and overdrafts wholly repayable within five years	**(3)**	(3)
Other loans	**(1)**	(1)
Finance leases	**(1)**	(1)
	(5)	(5)
Interest receivable on cash and deposits	**5**	25
Exchange differences on net debt	**1**	13
Net interest receivable and similar items	**1**	33

3 Tax on profit on ordinary activities

	2002 $m	2001 $m
United Kingdom:		
Corporation tax at 30% (2001– 30%)	**37**	119
Double Tax relief	**(37)**	(119)
	-	-
Overseas:		
Current taxation	**63**	157
Excluding tax on local currency exchange profits	**71**	131
On local currency exchange profits	**5**	6
Tax on dividends remitted	**16**	38
Prior year adjustments	**-**	1
Exchange on current taxation	**(29)**	(19)
Deferred taxation	**12**	(7)
Origination and reversal of timing differences	**36**	20
Exchange on deferred taxation	**(24)**	(27)
Tax charge	**75**	150
Tax charge excluding exchange	**123**	190
Effective tax rate excluding exchange	**37%**	36%

A reconciliation of the standard tax charge to the current tax charge is as follows:

	2002 $m	2001 $m
Tax charge at standard tax rate	**100**	157
Overseas taxes on dividends remitted by subsidiary companies	**16**	38
Prior year losses utilised	**(4)**	(13)
Other timing differences	**(25)**	(12)
Effect of exchange adjustments	**(24)**	(13)
Current tax charge	**63**	157

The Group's primary operations are based in South Africa. Therefore, the relevant standard tax rate for the Group is the South African statutory tax rate of 30% (2001 – 30%). The secondary tax rate on dividends remitted by South African companies is 12.5% (2001 – 12.5%).

4 Dividends

	2002 $m	2001 $m
Interim 30.0c (2001 – 24.0c) per share	**42**	43
Final 42.0c (2001 – 40.0c) per share	**59**	67
	101	110

Until 31 March 1999, advanced corporation tax (ACT) was paid on dividends at the rate of 25% of the net dividend. Subject to certain restrictions, this was recoverable by offsetting it against corporation tax liabilities. When this offset was not available surplus ACT was generated.

At the year end, the Group had surplus ACT of $105 million (2001 - $105 million) carried forward and available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. The notional "Shadow ACT", being the ACT which would have been payable if the system had not been abolished and which must be set-off prior to utilisation of surplus ACT, amounts to $100 million (2001 - $70 million).

5 Earnings per share

Earnings per share have been calculated on the profit attributable to shareholders amounting to $185 million (2001 - $274 million) using a weighted average number of 152,251,293 ordinary shares (2001 – 178,264,503 ordinary shares).

As the table below illustrates, diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options during the year as follows:

	2002			2001		
	Profit for the year $m	**Number of Shares**	**Per share amount cents**	Profit for the year $m	Number of Shares	Per share amount cents
Basic EPS	**185**	**152,251,293**	**121.5**	274	178,264,503	153.7
Share option schemes	**-**	**650,512**	**(0.5)**	-	1,557,158	(1.3)
Diluted EPS	**185**	**152,901,805**	**121.0**	274	179,821,661	152.4

6 Net cash flow from operating activities

	2002 $m	2001 $m
Group operating profit	**333**	490
Depreciation charge	**39**	51
Increase in stock	**(11)**	(10)
Increase in debtors	**(6)**	(19)
Increase/(decrease) in creditors	**4**	(8)
(Decrease)/increase in provisions	**(2)**	1
Exchange	**-**	20
Other	**2**	-
Net cash inflow from operating activities	**359**	525

Lonmin Plc

7 Exchange Rates

The principal US dollar exchange rates used are as follows:

	2002	2001
Average exchange rates:		
Sterling	**0.68**	0.69
SA rand	**10.65**	8.01
Zimbabwe dollar	**415.97**	117.84
Closing exchange rates:		
Sterling	**0.64**	0.69
SA rand	**10.54**	8.77
Zimbabwe dollar	**640.00**	306.68

8 Statutory Disclosure

The financial information set out above is taken from but does not constitute the Company's statutory accounts for the years ended 30 September 2002 and 2001. Statutory accounts for 2001 have been delivered, and for 2002 will be delivered, to the Registrar of Companies. The Auditors have made unqualified reports on those accounts and such reports did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

Copies of the 2002 Lonmin Accounts will be posted to shareholders and will be available at the Company's registered office in mid December 2002.

9 Annual General Meeting

The 2003 Annual General Meeting will be held at 11am on Thursday 30 January 2003 at The Ball Room, Park Lane Hotel, Piccadilly, London W1.